Oncolytics Biotech® Reports First Quarter Financial Results and Highlights Clinical Momentum

American Society of Clinical Oncology (ASCO) GI Symposium data underscores pelareorep’s clinical benefit in anal and pancreatic cancers

Pelareorep featured in Key Opinion Leader event on oncolytic immunotherapies in breast and pancreatic cancers

Poster on pelareorep’s stimulation of adaptive and innate immunity to be shared at ASCO Annual Meeting

Conference call and webcast today at 4:30 p.m. ET to discuss Q1 results and clinical outlook

SAN DIEGO, CA and CALGARY, AB, May 14, 2025 – Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC), a leading clinical-stage company specializing in immunotherapy for oncology, today reported on highlights and financial results for the first quarter of 2025. All dollar amounts are expressed in Canadian currency unless otherwise noted.

“Pelareorep continues to build clinical momentum, delivering encouraging results in challenging cancer types and has the potential to extend and improve the lives of patients,” said Wayne Pisano, Chair of Oncolytics’ Board of Directors and Interim CEO. “We remain focused on optimizing the development pathway for pelareorep. Importantly, pelareorep has demonstrated a meaningful clinical benefit in two randomized phase 2 breast cancer studies, in multiple pancreatic cancer studies, and now in anal cancer as well. This versatility and broad potential applicability are achieved via intravenous administration and the ability to combine with chemotherapies and checkpoint inhibitors while maintaining a favorable safety profile.”

First Quarter and Subsequent Highlights

Upcoming poster presentation at this year’s ASCO Annual Meeting. The title of the poster that will be presented at the conference is: Role of pelareorep in activating anti-tumor immunity in PDAC and will share data exhibiting pelareorep’s ability to elicit innate as well as adaptive immune responses in an extremely challenging indication (link to the PR).

Two posters were presented at the 2025 ASCO Gastrointestinal Cancers Symposium, one in anal carcinoma and one in pancreatic ductal adenocarcinoma (link to the PR).
•Updated interim efficacy results from GOBLET Cohort 4 showed pelareorep combined with atezolizumab demonstrated an objective response rate of 33% in twelve evaluable patients with second-line or later unresectable squamous cell anal carcinoma, including a complete and durable response lasting over 15 months - an encouraging signal in this difficult-to-treat cancer (link to the poster). The response rates recorded continue to exceed historical control trials, and enrollment has been expanded to confirm the promising efficacy signal and potentially pave the way for a registration-enabling study.
•In GOBLET Cohort 5, patients with newly diagnosed metastatic pancreatic ductal adenocarcinoma (PDAC) were treated with pelareorep + modified FOLFIRINOX +/- atezolizumab. As required by the protocol, six patients completed the safety run-in and follow-up period. A review of safety data was completed by the independent Data Safety Monitoring Board (DSMB) and the Paul Ehrlich Institute (PEI), Germany’s medical regulatory body, and both groups recommended study continuation (link to the poster). This cohort is being funded by the Pancreatic Cancer Action Network (PanCAN) and, depending on the results, could expand the potential of pelareorep combination therapy in this indication.

Key opinion leader event highlights oncolytic immunotherapies in breast and pancreatic cancers. In a webinar hosted by H.C. Wainwright, key opinion leaders Professor Martine Piccart, a co-founder of the Breast International Group (BIG) and member of the Belgian Royal Academy of Medicine, and Alexander Eggermont, Professor of Immunotherapy at Utrecht University Medical and Board Member of the Comprehensive Cancer Center Munich of the Technical University Munich and the Ludwig Maximilians University, discussed the need for new treatment options as well as pelareorep’s ability to activate the immune system to identify and attack tumors (link to the PR).

Share purchase agreement with institutional investor Alumni Capital LP supports ongoing clinical development. Oncolytics entered into a US$20 million share purchase agreement (SPA) providing a flexible source of funding, enabling the Company to progress towards key clinical milestones. Under the terms of the SPA, the Company, at its sole discretion, controls the timing and amount of all sales of common stock and does not entail any warrant coverage or other classes of shares (link to the PR).

Financial Highlights

•As of March 31, 2025, the Company reported $15.3 million in cash and cash equivalents, projecting a cash runway through key milestones and through the third quarter of 2025.

•The net loss for the first quarter of 2025 was $6.7 million, compared to a net loss of $6.9 million for the first quarter of 2024. The basic and diluted loss per share was $0.08 in the first quarter of 2025, compared to a basic and diluted loss per share of $0.09 in the first quarter of 2024.

•Research and development expenses for the first quarter of 2025 were $4.1 million, compared to $5.7 million for the first quarter of 2024. The decrease was primarily attributable to lower manufacturing and clinical trial expenses. This decrease was partially offset by higher personnel-related and share-based compensation expenses associated with CEO transition activities.

•General and administrative expenses for the first quarter of 2025 were $3.0 million, consistent with $3.0 million for the first quarter of 2024.

•Net cash used in operating activities for the three months ended March 31, 2025, was $6.5 million, compared to $7.5 million for the three months ended March 31, 2024. The decrease reflected lower net operating activities, partly offset by higher non-cash working capital changes.

Anticipated Milestones

•Q2 2025: Pancreatic cancer translational data from Cohort 1 of the GOBLET study evaluating pelareorep, gemcitabine, nab-paclitaxel, and atezolizumab
•H1 2026: Initial efficacy results from Cohort 5 of the GOBLET study investigating pelareorep combined with modified FOLFIRINOX with or without atezolizumab in newly diagnosed metastatic pancreatic cancer

Webcast and Conference Call

Management will host a conference call for analysts and investors at 4:30 p.m. ET today, May 14, 2025. To access the call, please dial (888) 510-2154 (North America) or (437) 900-0527 (International), and if needed, provide Conference ID: 28038. To join the conference call without operator assistance, please click here. A live webcast of the call will also be available by clicking here or on the Investor Relations page of Oncolytics’ website, available by clicking here, and will be archived for three months. A dial-in replay will be available for one week and can be accessed by dialing (888) 660-6345 (North America) or (289) 819-1450 (International) and using replay code: 28038#.

ONCOLYTICS BIOTECH INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(unaudited)
(in thousands of Canadian dollars, except share amounts)

As at	March 31, 2025	December 31, 2024
Assets
Current assets
Cash and cash equivalents	$ 15,303	$ 15,942
Other receivables	89	68
Prepaid expenses	1,875	1,885
Warrant derivative	1,220	980
Total current assets	18,487	18,875
Property and equipment	386	411
Right-of-use assets	829	901
Total assets	$ 19,702	$ 20,187
Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities	$ 4,948	$ 4,792
Other liabilities	530	1,618
Lease liabilities	290	277
Total current liabilities	5,768	6,687
Contract liability	6,730	6,730
Lease liabilities	710	787
Total liabilities	13,208	14,204
Commitments
Shareholders' equity
Share capital Authorized: unlimited Issued: March 31, 2025 – 86,421,592 December 31, 2024 – 80,020,131	445,533	438,193
Contributed surplus	44,403	44,542
Accumulated other comprehensive income	958	961
Accumulated deficit	(484,400)	(477,713)
Total shareholders' equity	6,494	5,983
Total liabilities and shareholders' equity	$ 19,702	$ 20,187

ONCOLYTICS BIOTECH INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(unaudited)
(in thousands of Canadian dollars, except share amounts)

	Three Months Ended March 31,
	2025	2024
Expenses
Research and development	$ 4,083	$ 5,743
General and administrative	2,916	2,983
Loss before the following	(6,999)	(8,726)
Change in fair value of warrant derivative	240	869
Foreign exchange (loss) gain	(51)	517
Interest income, net	123	446
Net loss	(6,687)	(6,894)
Other comprehensive (loss) income items that may be reclassified to net loss
Translation adjustment	(3)	126
Comprehensive loss	$ (6,690)	$ (6,768)

Basic and diluted loss per common share	$ (0.08)	$ (0.09)
Weighted average number of shares (basic and diluted)	84,631,445	75,244,637

ONCOLYTICS BIOTECH INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(unaudited)
(in thousands of Canadian dollars)

	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Accumulated Deficit	Total
As at December 31, 2023	$ 430,906	$ 42,116	$ 544	$ (446,003)	$ 27,563
Net loss and other comprehensive income	—	—	126	(6,894)	(6,768)
Issued pursuant to incentive share award plan	3	(3)	—	—	—
Issued pursuant to "At the Market" Agreement	1,669	—	—	—	1,669
Share issue costs	(71)	—	—	—	(71)
Share-based compensation expense	—	576	—	—	576
As at March 31, 2024	$ 432,507	$ 42,689	$ 670	$ (452,897)	$ 22,969

As at December 31, 2024	$ 438,193	$ 44,542	$ 961	$ (477,713)	$ 5,983
Net loss and other comprehensive loss	—	—	(3)	(6,687)	(6,690)
Issued pursuant to incentive share award plan	1,347	(1,347)	—	—	—
Issued pursuant to "At the Market" Agreement	6,228	—	—	—	6,228
Share issue costs	(235)	—	—	—	(235)
Share-based compensation expense	—	1,208	—	—	1,208
As at March 31, 2025	$ 445,533	$ 44,403	$ 958	$ (484,400)	$ 6,494

ONCOLYTICS BIOTECH INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)
(in thousands of Canadian dollars)

	Three Months Ended March 31,
	2025	2024
Operating Activities
Net loss for the period	$ (6,687)	$ (6,894)
Depreciation - property and equipment	26	28
Depreciation - right-of-use-assets	71	95
Share-based compensation expense	1,208	576
Interest expense on lease liabilities	39	15
Unrealized foreign exchange gain	(61)	(387)
Change in fair value of warrant derivative	(240)	(869)
Net change in non-cash working capital	(854)	(33)
Cash used in operating activities	(6,498)	(7,469)
Investing Activities
Acquisition of property and equipment	—	(46)
Cash used in investing activities	—	(46)
Financing Activities
Proceeds from "At the Market" equity distribution agreement, net	5,993	1,598
Payment of lease liabilities	(103)	(103)
Cash provided by financing activities	5,890	1,495
Decrease in cash and cash equivalents	(608)	(6,020)
Cash and cash equivalents, beginning of period	15,942	34,912
Impact of foreign exchange on cash and cash equivalents	(31)	711
Cash and cash equivalents, end of period	$ 15,303	$ 29,603

About Oncolytics Biotech Inc.
Oncolytics is a clinical-stage biotechnology company developing pelareorep, an intravenously delivered immunotherapeutic agent. Pelareorep has demonstrated promising results in two randomized Phase 2 studies in metastatic breast cancer and Phase 1 and 2 studies in pancreatic cancer. It acts by inducing anti-cancer immune responses and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers.

Pelareorep has demonstrated synergies with multiple approved oncology treatments. Oncolytics is currently conducting and planning combination clinical trials with pelareorep in solid malignancies as it advances towards registrational studies in metastatic breast cancer and pancreatic cancer, both of which have received Fast Track designation from the FDA. For further information, please visit: www.oncolyticsbiotech.com or follow the company on social media on LinkedIn and on X @oncolytics.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements contained in this press release include statements regarding Oncolytics’ belief as to the potential, mechanism of action and benefits of pelareorep as a cancer therapeutic; our upcoming milestones, including pancreatic cancer translational data from Cohort 1 of the GOBLET study and initial efficacy results from Cohort 5 of the GOBLET study; and other statements related to anticipated developments in Oncolytics’ business and technologies. In any forward-looking statement in which Oncolytics expresses an expectation or belief as to future results, such expectations or beliefs are expressed in good faith and are believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will be achieved. Such forward-looking statements involve known and unknown risks and uncertainties, which could cause Oncolytics’ actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, Oncolytics’ ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. We may incur expenses or delays relating to events outside of our control, which could have a material adverse impact on our business, operating results and financial condition. Investors should consult Oncolytics’ quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. Oncolytics does not undertake any obligation to update these forward-looking statements, except as required by applicable laws.

Company Contact
Jon Patton
Director of IR & Communication
jpatton@oncolytics.ca

Investor Relations for Oncolytics
Mike Moyer
LifeSci Advisors
+1-617-308-4306
mmoyer@lifesciadvisors.com

Media Contact for Oncolytics

Michael Rubenstein
LifeSci Communications
mrubenstein@lifescicomms.com